humanQ

Unlocking Human Potential

INVEST IN **HUMANQ**

Unlocking Human Potential

LEAD INVESTOR



Gale Wilkinson

- The founder & CEO, Nishika, has proven her ability to execute and generate real revenue early on - The MVP version of the product launched in October 2022 and is actively being sold in the market - The solution includes three major components: structured content, structured delivery, and quantified performance - HumanQ's unique approach empowers executives and managers to access coaching in six person cohorts - To date, traction has been generated through word-of-mouth and existing networks with no spend on marketing - Kindred Ventures, a strong Bay Area VC, is leading the round with $750K; Kindred was an early investor in Uber (IPO), Blue Bottle Coffee (acquired by Nestle), Coinbase, Postmates (acquired by Uber), Reserve (acquired by American Express), and others - References spoke highly of Nishika's ability to execute as well as the product's strong perception in market

Invested $1,000 this round

humanq.com San Francisco CA

Highlights

1. $750k raised by Kindred Ventures
2. Highly experienced and proven team
3. Appealing variable cost structure business model
4. NPS of 92 and incredible customer traction with companies of all sizes including Fortune 100
5. Unique Value Proposition focused on IP driven methodologies, assessments, and delivery at scale
6. Platform for B2B & B2C with a product roadmap to increase AI-driven engagement and network effects
7. NORTH STAR VISION: The World's First "Do Good" Social and Learning Platform

---

Our Founder



Nishika De Rosairo CEO and Founder

Serial entrepreneur and leader who has spent the last 18 years focused on two key things – people and impact

Pitch


HUMANQ INVESTOR DECK
We now live in an economy where unlocking human potential is critical for the ongoing success of every employee, organization, and society.
humanQ
Unlocking Human Potential

NORTH STAR VISION: HOW DOES LIFELONG LEARNING BECOME A BINGE ACTIVITY FOR EVERYONE?


LEADERSHIP DEVELOPMENT JOURNEY
Assemblers
Progressors
Enhancers
Accelerators
UNTAPPED OPPORTUNITY
UNTAPPED OPPORTUNITY
WE ARE HERE
#BestCareer #BestLife
UNTAPPED OPPORTUNITY
HUMANQ PRODUCTS ALIGNED TO LEADERSHIP DEVELOPMENT JOURNEY
Affirmations
Meditations
Confidence Building
Power Poses
Defining Personal Value Systems
Aligning Purpose to Careers
Career Paths
Group Coaching
1:1 Coaching
Mind Breaks
Intuition Guided Decision Making
Spiritual, Mental, Physical & Emotional Health
WE ARE HERE
#BestCareer #BestLife

humanQ

HUMANQ IS AN INNOVATIVE AND LIVE GROUP COACHING MANAGED MARKETPLACE CONSISTING OF VIDEO STREAMING, SAAS, AND EXPERT COACHES


humanQ


humanQ





Leading For Impact





Your Coaching Groups
Women Breaking Glass



OUR UNIQUE DIFFERENTIATORS AND WHY WE CONTINUE TO WIN AT HUMANQ

NORTH STAR VISION

How does lifelong learning become a binge activity for everyone?



Product Experience & Scale
Product Insights & ROI Indicators
Product Methodology
humanQ

Product Methodology

The **only global managed marketplace focused entirely on Group Coaching** therefore delivering unique value for both individuals, groups, and organizations within one construct	**Six-step scientific methodology deconstructing and reconstructing the brain** for sustained behavioral change centered around: 1. Time to Speak 2. White Space 3. Psychological Safety	**Trademarked neuroscience-based HumanQ Framework focused on specific transformation** aligned to top organizational priorities and ROI accelerators. For example, ABC organization needs to reach $1B in revenue in the next 3-4 years	**IP-based Customer onboarding methodology** designed to leverage 250+ existing Coaching Sessions from the HumanQ Content Library	**Context-driven coaching capabilities** focused on real examples, high adoption, and revenue accelerators

Product Insights & ROI Indicators

Coach intelligence capturing key employee sentiments that inform critical organizational decision making on culture, impact, workforce planning etc.	**Proprietary evidence-based assessments** that provide a 360 view to: 1. Employee Readiness 2. Employee Action 3. Employee Proficiency	**Weekly coaching metrics and benchmarks** adding rigor and impact to every hour of Group Coaching	**Mini pulse check-ins** for employees highlighting engagement data and potential high impact products and features	**Customer Dashboards** sharing future of workforce metrics and readiness

Product Experience & Scale

Social platform that allows users to connect and transform in groups across geographies, industries, and organizations – both within and across	Replaces the traditional Learning Management System (LMS) with a **Live LMS augmented by a Community of Transformation**	**Net Promoter Score of 92** demonstrating consistent and high value learning experiences for #BestCareer and #BestLife	100% Coach Efficacy in recruiting, matching and Customer onboarding setting a **brand-new standard in the industry**	**Global scale and cultural proficiency** having delivered to 72 countries

OUR GROUP COACHING IS ALIGNED TO THE TOP 5 PRIORITIES OF EVERY CUSTOMERS ORGANIZATION

EMPLOYEE CHALLENGES

- LACKING PURPOSE
- I DON'T HAVE THE SKILLS I NEED TO BE SUCCESSFUL
- MY CAREER IS NOT PROGRESSING FAST ENOUGH
- LEADERS DON'T LOOK LIKE ME
- MY MENTAL HEALTH IS AFFECTED
- I KNOW MY VALUE BUT MY ORGANIZATION DOESN'T
- MY JOB IS NOT FULFILLING
- MY MANAGER DOESN'T CARE
- I DON'T FEEL I BELONG
- I HAVE TO DEAL WITH MICROAGGRESSIONS

humanQ
Unlocking Human Potential

Our Customers trust us to provide high impact solutions that drive alignment across top priorities at the intersection of employee and organizational challenges

ORGANIZATIONAL CHALLENGES

- Job Upskilling
- Leader Mindsets
- Business & Digital Transformation
- Breaking Silos & Innovation
- Retention & Engagement
- Wellness
- Bench Strength & Succession Planning
- Diversity, Equity & Inclusion
- Restructuring & Layoffs

MY JOB ISN'T IMPACTFUL

I'M EXHAUSTED

humanQ
Unlocking Human Potential

Change Management | Culture Transformation | Acquisition Integration

OUR EXPERIENCED TEAM MULTIPLYING VALUE EVERY SINGLE DAY


Nishika de Rosairo
CEO & Founder


Riley Scott
Head of Engineering


Allison Paley
Head of Customer Operations


Angela Klein
Director of Sales


Julie Zukof
Director of Sales


Jack Spicer
CX Specialist


Deborah Lesnick
Full Stack Engineer


Aya Moosa
Full Stack Engineer


Amanda Perkins
Executive & Operations Assistant

salesforce | Deloitte. | MULTIVIEW | CINSAY | T2Biosystems | CISCO | AiBUY | General Electric | xandr

OUR GENIUS BUSINESS MODEL INCLUDES A HEAVY VARIABLE COST STRUCTURE WITH COACHES DUALING IN MULTIPLE ROLES AS NEEDED

70+ Coaches Globally



Coach Engagement & Impact Lead


Joanne Newborn

Coach Recruiting Team


Annabel Newell


Amelia Gain


Floyd Williams


Holly Moore


Kenny Sturgeon


Shoko Masuda

Content Development Team


Joanne Newborn


Chris Gildersleeve


Eric Walton


Hayley Wintermantle


Manon Alves

Certification & Readiness Team


Annabel Newell


Joanne Newborn


Vonzel Sawyer

#1 FUTURE OF WORKFORCE PLATFORM FOR #BESTLIFE & #BESTCAREER

ESS TO DATE

+18,000
PARTICIPANT
COACHING

72
DELIVERED

92

8.7 / 10
PLATFORM

PROGR...

COACHING HOURS | COUNTRIES | NET PROMOTER SCORE | RATING

PRODUCT ANALYTICS

- **6 PROVEN NEURO-SCIENTIFIC STEPS** TO CREATE SUSTAINED BEHAVIORAL CHANGE
- **WORKFORCE PLANNING DATA** SHARING EMPLOYEE SENTIMENT & PULSE
- **ASSESSMENTS & ANALYTICS** SHARING ROI AND EMPLOYEE PROGRESS
- **OPTIMAL ROI TALKING TIME** 6 MINUTES PER PARTICIPANT & 20 MINUTES FOR THE COACH

IMPACT TO DATE

Employees With Increased Productivity


88%

Employees With Increased Engagement


94%

Employees Feeling More Equipped To Add Value In Their Jobs


95%

Employees Feeling Psychologically Safe In Our Coaching Sessions


99%

CONFIDENTIAL

OUR GROSS PROFIT MARGINS ARE 80% AND WE NEVER GET PUSHBACK ON PRICING

YEAR OVER YEAR GROWTH

- FY2020 $250K Revenue & Bookings
- FY2021 $700K Revenue & Bookings
- FY2022 $2M Revenue & Bookings
- FY2023 $2.6M Revenue & Bookings
- REDLINES $720K At Year End

Note: Fiscal Year Ends January 31st

INCOME STATEMENT: ACTUAL & PROJECTED

($ in thousands)

		FY 2023*		FY 2024*		FY 2025*		FY 2026*
Revenue	$	1,323	$	1,819	$	4,473	$	6,781
New Business + Renewals *(Bookings)*	$	1,188	$	2,230	$	4,148	$	8,063
Total Revenue + New Business	$	2,511	$	4,049	$	8,621	$	14,844
Cost of Goods Sold	$	273	$	357	$	895	$	1,357
Gross Profit	$	1,050	$	1,462	$	3,578	$	5,424
Gross Profit %		79.4%		80.2%		80.0%		80.0%
Expenses	$	2,094	$	1,776	$	2,221	$	2,487
Net Income	$	(1,044)	$	(314)	$	1,357	$	2,937
Average Contract Value	$	88	$	145	$	194	$	202

*Fiscal Year Ends January 31st

KEY INFORMATION

- Our average expense burn rate remains at $175K for all years as our model is extremely scalable
- We are projecting profitability mid-FY 2024 which will continue to propel investment in growth
- Majority of our investment is focused on business development and product development
- Our revenue is comprised of both a recurring platform fee and group coaching delivery which provides for a recurring revenue stream where approximately 30% of our revenue is platform fees

EXPENSE CATEGORIES



4.8%
3.0%
7.9%
2.6%
37.9%
43.8%
Technology
Payroll
Accounting & Tax
Office Software
Legal
Other Expenses

Forward-looking projections cannot be guaranteed.

OUR CUSTOMERS ARE EXPANDING AT INCREDIBLE 500 – 1,300% GROWTH RATES

500-2000% CUSTOMER GROWTH FROM 1ST TO 2ND CONTRACT

Chobani	PennState	AMGEN
1st | $9K	1st | $8K	1st | $117K
2nd | $87K	2nd | $104K	2nd | $578K
960% *Account Growth*	1300% *Account Growth*	500% *Account Growth*

SELECTED ECOSYSTEM PARTNER TO 300K PRACTITIONERS GLOBALLY

Deloitte.

Have completed Soc2 Compliance and all other cyber security requirements with delivery kicking off in Q1 of 2023

GO TO MARKET PARTNERSHIPS IN THE WORKS

Deloitte.	accenture	KPMG pwc
First GTM Client Delivery is Cemex commencing in April 2023	*Gaining solid traction on two GTM Partnerships* Diversity, Equity & Inclusion Workforce Transformation	*Discussing a GTM strategy with KPMG and PwC based on their consulting engagements*

CURRENT PIPELINE: CONTRACTS IN REDLINING AND ALMOST-AT-CONTRACT

Rakuten | AMGEN | accenture | HEITMAN

Signed	*In Negotiations*	*Almost at Contract*	*Almost at Contract*
$42K	**$678K**	**$675K**	**$42K**
New Logo	**$1.3M** ***Account Growth in Less than 2 Years***	***Expansion***	***New Logo***

CONFIDENTIAL

TAM IS EXPECTED TO REACH $523B BY 2024, CURRENT VALUATIONS SHOW UPSIDE, AND NOT ALL COACHING IS CREATED EQUAL

	BetterUp	TORCH	Sounding Board	humanQ
UPSKILLING	◐	◐	◐	●
BUILDS WINNING MINDSETS THROUGH SHARED EXPERIENCES	○	○	○	●
CHANGES BEHAVIORS	◐	◐	◐	●
TAKES ACTION IN THE FLOW OF WORK	●	●	●	●
6X MORE SCALABLE	○	○	○	●
MEASURABLE	●	●	●	●
BREAKS FUNCTION & LOCATION SILOS	○	○	○	●
BUILDS NETWORKS & CONNECTION	○	○	○	●
INCREASES INNOVATION & COLLABORATION	○	○	○	●
CREATES VULNERABLE SAFE SPACES	○	○	○	●
INCREASES ENGAGEMENT & PURPOSE	●	●	●	●
VALUATIONS	$4.2B	$200M+	$200M+	↑↑↑
	CORE PRODUCT 1:1 Coaching	CORE PRODUCT 1:1 Coaching	CORE PRODUCT 1:1 Coaching	CORE PRODUCT 1:6 Group Coaching *6x Greater Scale*

CONFIDENTIAL

WITH A NET PROMOTER SCORE OF 92 OUR LIFELONG LEARNING PRODUCTS ARE CRUSHING IT WITH INDUSTRY LEADERS

COACHING TRACKS
Up To 6 Employees
1 Coach



Week 1	Week 2	Week 3	Week 4	Week 5	Week 6
Coaching Session 1	Coaching Session 2	Coaching Session 3	Coaching Session 4	Coaching Session 5	Coaching Session 6

COMMITMENT:
1 ONE-HOUR PER WEEK OVER 6 WEEKS >> REPEAT

DROP-IN COACHING SESSIONS
Up To 6 Employees
1 Coach



Month 1	Month 2	Month 3	
Topic 1 Session 1	Topic 2 Session 1	Topic 3 Session 1	▶▶▶
Topic 1 Session 2	Topic 2 Session 2	Topic 3 Session 2	▶▶▶

COMMITMENT:
1 ONE-HOUR PER MONTH

MIND BREAKS
Up To 50 Employees
1 Coach


Sam Salenger

COMMITMENT:
15 MINUTES AS NEEDED

vmware · Facebook · Stanford University · NielsenIQ · sprinklr · Spark · bidgely · VU University Amsterdam · gojek · Chobani · salesforce
PagerDuty · MARVELL · KPMG · AMGEN · The University of Auckland New Zealand · accenture · Columbia University in the City of New York · PennState · JUUL · iRobot
here · LEHIGH UNIVERSITY · contentful · Carnegie Mellon University · Microsoft · nielsen · Deloitte. · LinkedIn · mongoDB.

CONFIDENTIAL

THE WORLD'S FIRST "DO GOOD" SOCIAL AND LEARNING PLATFORM

	Q1	Q2	Q3	Q4
New Product: Community Drop-In Coaching Sessions *(Live)*		✔		

New Product: Mind Breaks *(Live)*	✔		
Self Service Website Purchasing	✔		
Customer Dashboards	✔		
Notifications	✔		
In-Session Emoji's	✔		
Coach Workforce Analytics Survey	✔		
New Product: Daily Brilliance *(On Demand)*		✔	
Coach Dashboards		✔	
1:1 Coaching Functionality & Scheduling		✔	
Background Filters		✔	
AI Driven Platform Onboarding, Conversational Intelligence, & Accountability Buddy		✔	
"Recommended Topics For You"		✔	
New Product: Confidence Boosters *(On Demand)*			✔
Micro Pulse Survey			✔
Coachee Dashboard			✔
Learning Journeys			✔
Coach Scheduler			✔

WE'RE NOT ONLY ELEVATING COACHING, WE ARE ELEVATING HOW HUMANS LEARN. JOIN US AS WE DISRUPT AN ENTIRE MARKET THAT HAS BEEN EAGERLY WAITING FOR HUMANQ

- Highly experienced and proven team
- Appealing variable cost structure business model
- Net Promoter Score of 92 and incredible customer traction with companies of all sizes including Fortune 100
- Unique Value Proposition focused on IP driven methodologies, frameworks, assessments, and consistent delivery at scale
- Technology Platform designed for B2B and B2C with a solid product roadmap to increase engagement and network effects
- **NORTH STAR VISION**: The World's First "Do Good" Social and Learning Platform

YOU COMING?